UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 7)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan

Chief Financial Officer

Statoil ASA

Forusbeen 50, N-4035

Stavanger, Norway

Telephone No.: 011-47-5199-0000

Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, and November 22, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Item 2.	Subject Company Information.

The ninth paragraph under the heading “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“According to Brigham, as of October 14, 2011, there were 117,217,176 issued and outstanding Shares (which includes 657,928 Restricted Shares), 421,747 Shares held by Brigham as treasury Shares and 4,410,580 Shares issuable upon the exercise of outstanding option to purchase Shares under Brigham’s stock plans. Assuming that all Shares reserved for issuance pursuant to such stock plans are issued and that no other Shares were or are issued after October 14, 2011, there would be 121,627,756 Shares outstanding and the Minimum Condition would be satisfied if at least 60,813,879 Shares are validly tendered and not properly withdrawn prior to the Expiration Date.”

The first paragraph under the table under the heading “Price Range of Shares; Dividends” in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“According to Brigham, as of October 14, 2011, there were 117,217,176 issued and outstanding Shares (which includes 657,928 Restricted Shares), and 421,747 Shares were held by Brigham as treasury Shares and 4,410,580 Shares issuable upon the exercise of outstanding option to purchase Shares under Brigham’s stock plans.”

Item 11.	Additional Information.

(a) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Litigation” is hereby amended and supplemented by adding the following at the end thereof:

“From October 14 to October 28, 2011, several putative class actions were filed in Texas state court purportedly on behalf of a class of stockholders of the Company. The complaints alleged breaches of fiduciary duty for inadequate disclosures in Brigham’s Schedule 14D-9, failure to obtain an adequate price for Brigham’s stockholders, and other various actions, and sought injunctive relief halting the acquisition, as well as money damages. The cases were consolidated as Boytim v. Brigham Exploration Co. et. al., No. D-1-GN-11-003205. On November 10, 2011, the lead plaintiff sought a temporary injunction seeking postponement of the closing of the tender offer. A hearing on the temporary injunction was held on November 22, 2011, and the injunction was denied. Plaintiffs’ other claims remain pending.”

The information set forth in the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the subheading “—Antitrust Compliance”:

“CFIUS

Section 721 of Title VII Defense Procurement Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. business by a “foreign person” if the President, after investigation, determines that such foreign person’s control of such U.S. business may threaten to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”), an inter-agency committee chaired by the Treasury Department and composed of top officials from 12 executive departments of the U.S. government, was delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

                A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, called a Joint Voluntary Notice. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. CFIUS has 30 calendar days from the date after it accepts the Joint Voluntary Notice to review the transaction and decide whether to initiate an additional 45-day investigation. Most reviews are completed with a letter from CFIUS stating that it has determined that there were no unresolved national security concerns. If CFIUS decides to initiate an investigation, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to prohibit or unwind the transaction. Under the Foreign Investment and National Security Act of 2007, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security, unless the Secretary of the Treasury and the lead agency in the review determine there are no threats to national security.

Brigham is engaged in interstate commerce in the United States and Statoil is a foreign person, and therefore the Offer is potentially subject to review under Section 721. Based on the information available to it, none of Statoil, Brigham and Purchaser believes that the Offer threatens to impair the national security of the United States. Statoil and Brigham have decided to make a Joint Voluntary Notice to CFIUS in connection with the Offer and the Merger. The filing is consistent with Statoil’s policy to cooperate with all relevant governmental authorities in the United States, including CFIUS.

Section 721 does not require the filing of a notification and does not prohibit the consummation of acquisitions, mergers or takeovers. Neither the filing nor completion of the CFIUS review is a condition to the Offer or the Merger. If, as Statoil expects the case to be with the Offer, an acquisition, merger or takeover is consummated prior to the issuance of a no-action letter or notification is not made, such an acquisition, merger or takeover thereafter remains subject to prohibition or divestment after its consummation should the President subsequently determine that the national security of the United States has been threatened or impaired.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Statoil ASA, dated November 23, 2011

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ Irene Rummelhoff
Name:	Irene Rummelhoff
Title:	President

Statoil ASA

By:	/s/ Irene Rummelhoff
Name:	Irene Rummelhoff
Title:	Attorney-in-Fact

Dated: November 23, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Statoil ASA, dated November 23, 2011